Oso Pequeno LLC
Profit & Loss
January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Income	
41100 · Food Catering and Delivery	582.30
Total Income	582.30
Cost of Goods Sold	
53000 · Wine Costs	216.00
Total COGS	216.00
Gross Profit	366.30
Expense	
61000 · Controllable Expenses	
61100 · Supplies	
61110 · Restaurant Supplies	1,776.78
61125 · Kitchen Supplies	1,248.18
61130 · Office Supplies	52.69
61157 · Software & Subscriptions	18.15
Total 61100 · Supplies	3,095.80
61200 · Outside Services	
61240 · Postage & Shipping	144.88
61250 · Temp Help	5,487.50
Total 61200 · Outside Services	5,632.38
61700 · Travel & Entertainment	
61710 · Meals and Entertainment	75.12
61720 · Auto Parking & Transport	75.94
Total 61700 · Travel & Entertainment	151.06
Total 61000 · Controllable Expenses	8,879.24
65000 · Non-Controllable Expenses	
65100 · Promotion Marketing Advertising	
65140 · Market Research	2,065.26
Total 65100 · Promotion Marketing Advertising	2,065.26
65200 · Service Charges & Fees	
65220 · Bank Charges	15.00
Total 65200 · Service Charges & Fees	15.00
65300 · Professional Fees	
65310 · Legal & Professional Fees	2,795.00
Total 65300 · Professional Fees	2,795.00
Total 65000 · Non-Controllable Expenses	4,875.26
67000 · Occupancy	
67100 · Rent - Base Rent	1,000.00
67405 · License Permits & Fees	726.00
67500 · SF PR & Gross Rec Tax	48.93
Total 67000 · Occupancy	1,774.93
Total Expense	15,529.43
Net Ordinary Income	-15,163.13
Other Income/Expense	
Other Income	
70000 · Other Income	873.30
Total Other Income	873.30

4:45 PM

08/25/21

Accrual Basis

Oso Pequeno LLC
Profit & Loss
January through December 2019

	Jan - Dec 19
Net Other Income	873.30
Net Income	**-14,289.83**